AGORA SOCIAL CLUB

Premium Men's Wellness Redefined: Fitness, Recovery, Mindset & Mission


AGORA
Define Your Circle
AI

agorasocialclub.com Larchmont, NY

Highlights

1. First-of-its-kind men's-only lifestyle hub based on a Mental Fitness Framework
2. Founder-led team with Military, Wellness, and Business Leadership track records
3. Validated model: 100's served, and a strong member retention
4. Media expansion: launching Agora Podcast Network

Featured Investor

Christopher Delano
Syndicate Lead

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Invested $5,000

"For the past 20 years, I have been working in a blue collar/predominantly male field where mental health and

wellness is stigmatized and often times made fun of. I have always been into physical fitness, but it wasn't until 7 years ago that I started my own mental health journey to become a better man and the best version of myself, embracing my mental and emotional wellness along with my physical health.
I met Vinny two years ago and was intrigued when he told me about Agora. It wasn't long before I started attending meetings to see what it was all about and I was not disappointed. It is a place for men to gather, reflect, and help each other out by creating a network of people all on similar journeys. Men who have been where you are... men who are going through the same hardships or celebrations you are.... and men who are where you want to be, can be found at Agora.
Not only do I see the potential for financial growth, but I also believe in the mission and goals of the company. This is an untapped market that acts as a one stop shop for men to work on their mental AND physical health along with receiving other member perks. With the rise in mental health awareness, I truly believe that this is going to be a huge innovation in Men's Wellness and Vinny will be the one to take it to the next level."

Team



Vincent Brusco Founder and CEO

Performance coach and host of The Council of Dudes podcast. Expert in mindset and brand building. Vincent leads Agora's vision, creating high-trust spaces for modern men to grow through fitness, brotherhood, and purpose.



Richard Sharratt Co-founder and COO

15-year British Army veteran, international award-winning founder, strategist, and wellness expert. Richard leads mental fitness programs and drives Agora's systems, partnerships, and expansion across the U.S. and U.K.

agorasocialclub.com



Eben Britton Chief Wellness Officer

Eben Britton is a former NFL offensive lineman who played for the Jacksonville Jaguars and Chicago Bears. He now focuses on men's health, mindset, and personal development, bringing elite athletic experience into his work.



Jason Lacayo Chief Marketing Officer

Hybrid athlete and veteran advocate. Jason builds brand loyalty and brotherhood at the ground level, connecting with members and partners as the face of Agora's culture and mission.

The Next Evolution of Men's Spaces


AGORA
BUILDING THE FUTURE OF MEN'S WELLNESS


OUR BRAND PARTNERS
KOH
KREATURES OF HABIT
soundshed STUDIOS
SOUNDSHED STUDIOS
WESTCHESTER SOCCER CLUB
WESTCHESTER SOCCER CLUB

A home away from home for men, built to help them work, train, recover, connect, and grow.

Most men do not need another gym, coffee shop, or stop along the way. They need somewhere they genuinely want to be.

Agora is designed to be that place. Each club will be equipped with:

- A professional **co-working space;**
- Full-size barista **coffee bar;**
- **Top-tier gym and Jiu-Jitsu spaces;**
- **Premium wellness suite;**
- and **men's groups and events.**

Agora brings together the most important parts of a man's lifestyle under one roof.


"
I JOINED AGORA TO HELP BUILD THE


KIND OF SPACE
MEN ARE QUIETLY
SEARCHING FOR.
EBEN
BRITTON

Backed by Proven Leadership

Agora is being built by a team that understands performance, discipline, and what it takes to operate at the highest level.

Eben Britton, retired **NFL player** and performance-driven leader, is part of the founding team. His experience at the **elite level** of professional sport brings a deep understanding of physical performance, mental resilience, and the importance of strong environments.

Eben's involvement strengthens Agora's positioning at the intersection of fitness, mindset, and lifestyle, while adding credibility as we build a brand designed for high-performing men.

This is not just theory. It is being shaped by people who have lived it.


REAL COMMUNITY.
REAL DEMAND.
BUILT FOR SCALE.

Why Agora Matters

Modern life is fragmented. Men are often expected to perform at a high level in business, health, family life, and community, yet the spaces available to them are fragmented too. One place helps them train. Another helps them work. Another helps them recover. Another offers community. None bring all of those needs together in a meaningful way.

That gap creates a real opportunity. Men are not just looking for convenience. They are looking for **belonging**, **structure**, and an environment that helps them **become better** in every area of life. Agora is built to meet that need.


Join our community &
BUILD
WITH


U S

What We've Been Building Since 2024

Since 2024, we have been building more than an idea. We have been building **real community** through men's groups, events, conversations, and wellness-led experiences. Those experiences have shown us that **men want more** than a transactional membership. They want a place where they feel known, supported, and motivated to return.



That early response has given us clarity. Agora is not simply a local concept. It is the foundation of a broader brand with the potential to grow well beyond one location. What began as a strong community idea is becoming a scalable opportunity.


5.0

> "Agora is truly a hidden gem. The atmosphere is welcoming and sophisticated, and every detail is thoughtfully curated. From the engaging events to the supportive community, I always leave feeling stronger and more connected. A must for any man looking to grow in mind and body."

Performance Partnerships

Agora is working alongside **Westchester Soccer Club** to support the growth of players both on and off the pitch.

Through this partnership, we are helping develop **mental**

fitness, **resilience**, and **performance**, bringing the same principles we apply within Agora into a competitive team environment.

This reflects a core part of our model: building stronger men, not just physically, but mentally and professionally.


WESTCHESTER SOCCER CLUB
FRANK & JOHNNIE'S

From One Flagship to a National Network

We are starting with a flagship location in New York designed to define the Agora experience at the highest standard.

From there, the plan is to expand into key cities across the United States, building a network of premium men's spaces that deliver the same core experience: work, train, recover, connect, and grow, all in one place.


135
AGORA
AGORA
AGORA
ARTISTS RENDERING OF FUTURE PLANS FOR AGORA SOCIAL CLUB

Our expansion strategy focuses on:

- Major metropolitan areas with strong demand for wellness and community
- Cities with growing professional and entrepreneurial populations
- Locations where premium membership models can scale effectively

By 2028, our vision is to establish Agora as a recognized national

By 2028, our vision is to establish Agora as a recognised national brand, with multiple locations operating under a consistent, high-quality model.

Each new location strengthens the network, builds the brand, and increases long-term value.


WASHINGTON
MONTANA
NORTH DAKOTA
MINNE SOTA
OREGON
IDAHO
WYO MING
SOUTH DAKOTA
WISCON SIN
MAINE
NEBRASKA
IOWA
NEVA DA
UTAH
COLO RADO
KANSAS
MIS SOURI
ILLI NOIS
INDIA NA
OHIO
PENNSYL VANIA
CALIFORNIA
ARI ZONA
NEW MEXICO
OKLA HOMA
ARKAN SAS
TENNESSEE
KENTUCKY
NORTH CAROLINA
TEXAS
LOUI SIANA
MISSIS SIPPI
ALA BAMA
GEOR GIA
FLO RIDA

Market Opportunity

Agora is positioned at the intersection of several large and fast-growing markets.

The global wellness economy is now valued at over **$6 trillion**, driven by increasing demand for better health, longevity, and performance. In the United States alone, the wellness market is estimated at approximately **$2 trillion** and continues to grow at up to **10% annually**.


$47B
U.S. still leads with gyms, boutique studios, and digital fitness
$1.8T
Men are increasingly seeking holistic solutions that unite mind, body, and community
$2.1B
Growing demand for spaces where men can work, connect, and evolve
$30.7B
The global podcasting market is projected to reach USD 131.13 billion by 2030

Within this, the fitness industry remains one of the most resilient and expanding sectors, with consumers prioritising in-person training, recovery, and structured routines. At the same time, co-working has become a permanent shift in how people work, with growing demand for flexible, high-quality environments that support both productivity and wellbeing.


Fitness
Wellness
Podcast
Co-working

7.1% CAGR since 2020

8.3% annual growth

19.8% CAGR by 2028

8.1% annual growth

Join Agora and Invest in the Future

We believe the strongest businesses are built around real human needs. Agora sits at the intersection of **wellness**, **performance**, **community**, and **lifestyle**, with a model designed to become part of a man's routine rather than just another place he visits.

Agora is built to meet a real and growing demand with a model designed for loyalty, retention, and scale. We are creating a **category-defining brand** for modern men, and **this is your opportunity to invest early**.

Join us in building Agora Social Club.


DEFINE YOUR CIRCLE